Exhibit 3.1

AMENDMENT TO THE

AMENDED AND RESTATED BYLAWS

OF

SYMETRA FINANCIAL CORPORATION

Article VI of the Amended and Restated Bylaws of Symetra Financial Corporation is hereby amended to add a new Section 5, as set forth below.

“Section 5. Forum for Adjudication of Disputes. Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, the sole and exclusive forum for (i) any “internal corporate claims” within the meaning of the General Corporation Law of the State of Delaware (“DGCL”), as well as (ii) (A) any derivative action, suit or proceeding brought on behalf of the Corporation; (B) any action, suit or proceeding asserting a claim for breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders; (C) any action, suit or proceeding asserting a claim arising pursuant to any provision of the DGCL, the Amended and Restated Certificate of Incorporation or these Bylaws; or (D) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware, or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the Superior Court of the State of Delaware, or, if the Superior Court of the State of Delaware does not have jurisdiction, the United States District Court for the District of Delaware.  Any person or entity purchasing or otherwise acquiring, or holding any interest in, shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 5 and to have consented to the personal jurisdiction of the state and federal courts located within the State of Delaware.”